UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number 001-41573

CARAVELLE INTERNATIONAL GROUP
(Translation of registrant’s name into English)

60 Paya Lebar Road
#05-47 Paya Lebar Square
Singapore 409051

+6598978002

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

Effective April 2, 2023, Dong Zhang resigned as the Chief Shipping Officer of Caravelle International Group (the “Company”). Mr. Zhang further resigned as a director, effective July 9, 2024.

Effective June 30, 2024, Xiangjin Cao resigned as an independent director.

Effective July 8, 2024, Guohua Zhang resigned as the Company Chief Executive Officer and Interim Chief Financial Officer.

Effective July 10, 2024, Sai Wang resigned as the Company's Chief Strategic Officer.

Effective July 14, 2024, Alon Rozen resigned as an independent director.

Effective July 15, 2024, Edward Cong Wang resigned as an independent director.

The above resignations did not result from any disagreement with the Company relating to its operations, policies, or practices.

On July 8, 2024, Hanxi Chang was appointed as the Company's Chief Executive Officer. On the same date, Zi Xia was appointed as the Company's Chief Financial Officer and was elected to serve as a director. On the same date, Xuanhua Xi, Christopher Renn, and Jing Sang were elected as independent directors. Xuanhua Xi will serve was the Chairman of the Audit Committee.

Hanxi Chang served as the Vice President in charge of the Operation Center of China High-Trend Technology Co., Ltd., a company focusing on intelligent city system development, from August 2018 to December 2018. Prior to that, he served as an Executive Director of High-Trend International, LLC, a company focusing on intelligent city system development, from December 2017 to May 2018. From June 2016 to August 2016, he served as the Executive Assistant to the Chairman of Tianjin High-Trend Energy Management Co., Ltd. Mr. Chang obtained his Bachelor of Science degree in Business Administration from Northeastern University in 2022.

Zi Xia is the Founder of Aiken International Technology Co., Ltd., an international low carbon industry accelerator from 2019 till now. Prior to that, Ms. Xia co-founded Yike Talks in 2018, a podcast platform where she led the marketing and product development teams from February 2018 to February 2021. From February 2009 to February 2018, Ms. Xia worked at Willis Towers Watson, a global consulting and advisory company, where she served as Partner in charge of the marketing business for the Greater China area. Ms. Xia obtained a Bachelor of Arts degree in Communications from Colorado University and a Master of Arts degree in Mass Communications from University of Leicester.

Xuanhua Xi served as the Deputy Chief Executive Officer of BOCOM International Holdings Co., Ltd., an investment bank, from July 2017 to December 2023. She was also the General Manager of BOCOM International (Shanghai) Equity Investment Management Co., Ltd., an investment management company, from November 2020 to January 2022. From March 2015 to July 2017, she served as the General Manager of BOCOM International Securities Ltd., a company providing securities brokerage and other financial services. Ms. Xi obtained her Bachelor’s degree in Economics from Fudan University, China and her Executive Master of Business Administration degree from Shanghai Jiao Tong University, China.

Christopher Renn has been a director of Professional Diversity Network, Inc. (Nasdaq: IPDN) since June 2022, a global developer and operator of online and in-person networks providing networking, training, educational and employment opportunities. Between May 2021 and June 2022 he was a director and senior vice president of the alternative assets division of Bluestone Capital , with a focus on alternative assets including technology, infrastructure, energy, and real estate. , Between June 2018 and May 2021 Mr. Renn was a managing director of SIG, an international infrastructure finance company active in emerging markets infrastructure development through transportation, technology, renewable energy, and healthcare projects. Between April 2017 and May 2018 Mr. Renn worked as a senior vice president of Great Bay, an energy focused hedge fund. Between June 2011 and March 2017 he was a senior vice president and investment manager at Urban Retail Properties, the commercial property arm of a NYSE-listed REIT. Mr. Renn obtained an Architecture Master degree from the Illinois Institute of Technology. He also graduated from the Advanced Management Program at Harvard University.

Jing Sang is the Founder and Executive Director of China Council for an Energy Efficient Economy (CCEEE), an integrated platform to promote multilateral collaboration and communication in energy efficiency and low carbon policy, technology and financing. Prior to CCEEE in and since February 2017, Ms. Sang worked as a project manager in the Energy Foundation China (EFC) from February 2008 to February 2017 in industry energy efficiency. She also serves as Deputy Chairperson and Deputy Secretary-General of Energy Economy Committee, China Energy Research Society (CERS); Secretary-General of Green Industrial Parks Committee, China Association of Circular Economy (CECA); Secretary-General of Green & Low carbon Industrial Parks Committee, Chinese Society for Environmental Sciences (CSES). Ms. Sang holds a Masters Degree in Law (LLM) from China Foreign Affairs University and she is an Innovation Leading Engineering PhD candidate in Tsinghua University (China). She was a visiting scholar in Lawrence Berkeley National Laboratory (LBNL).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2024	CARAVELLE INTERNATIONAL GROUP

	By:	/s/ Hanxi Chang
Hanxi Chang
Chief Executive Officer
(Principal Executive Officer)

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